

Mail Stop 4631

January 8, 2010

<u>Via U.S. Mail</u>

John W. Huey, Esq.
Vice President, General Counsel and Corporate Secretary
600 Fourth Street, P.O. Box 6000
Sioux City, Iowa 51102-6000

> **Re: Terra Capital, Inc.**
> **Terra Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 16, 2009**
> **File No. 333-163762 and 333-163762-21**

Dear Mr. Huey:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the 7.75% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter

(April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Cover Page of Prospectus

2.   We note your disclosure that the guarantors will unconditionally guarantee the exchange notes. Please disclose whether the guarantors will jointly and severally guarantee the exchange notes.

3.   Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Note as well that the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Incorporation by Reference, page ii

4.   Please note that if the registration statement does not specifically incorporate reports filed during the waiting period, a pre-effective amendment would be required in order to incorporate an annual, quarterly or current report required pursuant to Section 13(a) or 15(d) of the Exchange Act. Alternatively, you may revise this section to include language to incorporate all Exchange Act reports filed during the waiting period. Please refer to Compliance and Disclosure Interpretation, Securities Act Forms, Question 123.05.

Forward-Looking Statements, page iii

5.   Please note that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Summary of the Terms of the Exchange Offer, page 3
Resale of Exchange Notes, page 3

6.   Please revise here and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer <u>will acknowledge</u> the following:

-   The new securities to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

-   The party does not have an arrangement or understanding with any person to participate in the distribution of such new securities;

-   The party is not an affiliate of the issuer; and

-   The party is not engaged in and does not intend to engage in a distribution of the new securities.

The Exchange Offer, page 61
Terms of the Exchange, page 61

7.   We note your statement in the first paragraph that you will deliver the Exchange Notes issued in connection with the Exchange Offer "on the earliest practicable date following the expiration date." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Conditions to the Exchange Offer, page 63

8.   If you decide to waive any of the conditions, please note that you must expressly announce your decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

9.   Please revise the language in the first bullet of the third paragraph to clearly state that you will <u>promptly</u> return all tendered Original Notes to tendering holders in the event that you determine that a condition has not been satisfied.

Undertakings, page II-3

10.   Please delete the undertakings listed in paragraphs (d) and (e) as they do not apply
        to this transaction.

Exhibit Index

11.   You indicate that you have requested confidential treatment for Exhibits 10.12,
        10.12.1, 10.13, 10.15 and 10.16. We have the following comments:

        •   It appears that the confidential treatment order granted with respect to the
            redacted information in Exhibits 10.12 and 10.12.1 expired on December 31,
            2008. Please re-file the exhibits to restore the redacted information.

        •   Please advise us of the date on which a confidential treatment order was
            granted for Exhibit 10.13.

        •   It appears that the confidential treatment order relating to Exhibit 10.16
            expired on February 28, 2007.   Please re-file the exhibits to restore the
            redacted information.

Exhibit 5.1

12.   We note that in paragraph 2 counsel assumes the due authorization of the
        guarantees by the Guarantors. We also note that in paragraph 3 assumes due
        authorization of the Indenture by each Guarantor. Please delete these assumptions
        as these are readily ascertainable material facts underlying the legality opinion.
        Alternatively, please file a local counsel legality opinion that provides an opinion
        with respect to these issues, and state that counsel is relying upon those opinions.

                                    *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

John Huey, Esq.
Terra Capital, Inc.
January 8, 2010
Page 6

       If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760.

                            Sincerely,

                            Pamela Long
                            Assistant Director

cc: Craig F. Arcella, Esq. (via facsimile (212) 474-3700)
       Cravath, Swaine & Moore LLP
       Worldwide Plaza, 825 Eighth Avenue
       New York, NY 10019